Filed pursuant to Rule 433
Dated November 20, 2008
Registration No. 333-155452
ORIENTAL FILES SHELF REGISTRATION FOR CAPITAL PLANNING PURPOSES
AND FLEXIBILITY FOR FUTURE OPPORTUNITIES
SAN JUAN, Puerto Rico, November 20, 2008 — Oriental Financial Group Inc. (NYSE: OFG) yesterday filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission for one or more offerings of common stock, series of preferred stock, and warrants. Oriental said the filing was part of its long-term capital planning in order to gain flexibility going forward as strategic opportunities may arise in Puerto Rico.
Commenting on the filing, Oriental’s President and Chief Executive Officer, José Rafael Fernández, stated, “Our capital ratios remain above regulatory requirements, with risk-based capital ratios significantly above regulatory capital adequacy guidelines. At September 30, 2008, Tier 1 Leverage Capital Ratio was 5.98% (1.5 times the minimum of 4.00%), Tier 1 Risk-Based Capital Ratio was 15.93% (4.0 times the minimum of 4.00%), and Total Risk-Based Capital Ratio was 16.49% (2.1 times the minimum of 8.00%). Consequently, while we are already very well positioned to pursue our current business strategies, the shelf registration will provide us with added financial flexibility should appropriate opportunities present themselves in Puerto Rico. Oriental also has applied for participation in the U.S. Department of the Treasury’s TARP Capital Purchase Program, which, if approved, would entail the issuance of securities that are the subject of the shelf registration.”
About Oriental Financial Group
Oriental Financial Group Inc. is a diversified financial holding company operating under U.S. and Puerto Rico banking laws and regulations. Now in its 44th year in business, Oriental provides a full range of mortgage, commercial and consumer banking services through 23 financial centers in Puerto Rico, as well as financial planning, trust, insurance, investment brokerage and investment banking services.
Forward-Looking Statements
This news release may contain forward-looking statements that reflect management’s beliefs and expectations and are subject to risks and uncertainties inherent to the Group’s business, including, without limitation, the effect of economic and market conditions, the level and volatility of interest rates, and other risks and considerations detailed in the Group’s filings with the Securities and Exchange Commission. These or other factors could cause actual results to differ materially from forward-looking statements. The Group also disclaims any obligations to update information contained in this news release because of developments occurring after the date of issuance.
Required Disclosures under Applicable SEC Rules
A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
Oriental has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Oriental has filed with the SEC for more complete information about Oriental and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Oriental, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-421-1003.
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